As filed with the Securities and Exchange Commission on November 27, 2000
                                                      Registration No. 333-39784

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------


                                 AMENDMENT NO. 3
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                ----------------

                            MILESTONE SCIENTIFIC INC.
             (Exact name of Registrant as specified in its charter)

            Delaware                                              11-309811
(State or Other Jurisdiction of                               (I.R.S. Employer
 Incorporation or Organization)                              Identification No.)

                             220 South Orange Avenue
                            Livingston Corporate Park
                          Livingston, New Jersey 07034
               (Address, including zip code, and telephone number,
             including area code, of registrant's executive offices)

                                  ------------

                                  LEONARD OSSER
                             Chief Executive Officer
                            Milestone Scientific Inc.
                             220 South Orange Avenue
                            Livingston Corporate Park
                          Livingston, New Jersey 07034
                                 (973) 716-0087
            (Name, address, including zip code, and telephone number,
                    including area code of agent for service)

                                  ------------
                                   Copies to:

                            Stephen A. Zelnick, Esq.
                       Morse, Zelnick, Rose & Lander, LLP
                                 450 Park Avenue
                            New York, New York 10022
                                 (212) 838-8040
                           (212) 838-9190 (Facsimile)
                                   -----------
Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

                                  ------------


      If the only securities being registered on this Form are to be offered pursuant to dividend or reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or reinvestment plans, check the following box. |X|

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

                                    [LEGEND]
PROSPECTUS

                                2,197,873 Shares
                                  Common Stock
                                 Par Value $.001

                            MILESTONE SCIENTIFIC INC.

      The selling stockholders named in this prospectus are offering to sell up to an aggregate of 2,127,873 shares of our common stock as follows:

      1,800,000  shares issued upon conversion and in full payment and satisfaction of our 3% senior convertible notes;

        142,857 shares which may be issued upon exercise of warrants to buy shares of our common stock at prices ranging from $1.75 per share in the first year to $7.50 in the fifth year after issuance;

         70,000 shares which may be issued upon exercise of warrants to buy shares of our common stock at a price $3.00 per share;

         88,000  shares issued as part of a litigation settlement;


         50,000 shares which may be issued if we pay interest on our 10% senior secured promissory notes in shares of our common stock;


        47,016 shares issued in payment of interest on our 3% senior convertible notes

      We will not receive any of the proceeds from the sale of these shares. The shares are being registered for resale by the selling stockholders.

      Shares of our common stock are traded on the American Stock Exchange under the symbol "MS". On November , 2000, the closing price was $________ per share.

      See "Risk Factors" beginning on Page 5 for the factors you should consider before buying shares of our common stock.

      Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is November , 2000

TABLE OF CONTENTS


                                                                            Page
Where You Can Find More Information.....................................     3
Reports to Security Holders.............................................     3
Incorporation of Documents by Reference.................................     3
Milestone...............................................................     4
Risk Factors............................................................     5
Forward-Looking Statements..............................................     7
Use of Proceeds.........................................................     7
Selling Security Holders................................................     7
Plan of Distribution....................................................     9
Recent Developments.....................................................     10
Provisions of our Certificate of Incorporation..........................     13
Legal Matters...........................................................     14
Experts.................................................................     14


      You may rely only on the information contained in this prospectus, including the documents incorporated in this prospectus by reference. We have not authorized anyone to provide information that is different from that contained in this prospectus. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may not be accurate after the date appearing on the cover.

                       WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with that statute, have filed various reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect these reports, proxy statements and other information at the public reference facilities of the Securities and Exchange Commission at its principal offices at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, Suite 1300, New York, New York 10048. You can get copies of these reports, proxy statements and other information from these offices upon payment of the required fees. These reports, proxy statements and other information can also be accessed from the web site maintained by the Securities and Exchange Commission at http://www.sec.gov. The public may obtain information on operations of the public reference room by calling the Securities and Exchange Commission at (800) SEC-0330.

      We have filed two registration statements on Form S-3 with the Securities and Exchange Commission under the Securities Act with respect to the shares offered by this prospectus. This prospectus, which forms a part of those registration statements, provides information as to the shares covered by the later filing and consolidates and brings forward information as to the unsold shares covered by the earlier filing. However, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits. Statements contained in this prospectus regarding the contents of any document is not necessarily complete and are qualified in their entirety by such reference. You should refer to the actual document as filed with the Securities and Exchange Commission. You can get copies of the registration statement and the accompanying exhibits from the Securities and Exchange Commission upon payment of the required fees or it may be inspected free of charge at the public reference facilities and regional offices referred to above.

                           REPORTS TO SECURITY HOLDERS

      We furnish our stockholders with annual reports containing audited financial statements. In addition, we are required to file reports on Forms 8-KSB, 10-QSB and 10-KSB with the Securities and Exchange Commission.

                   INCORPORATION OF THE DOCUMENTS BY REFERENCE

      The following documents filed by us with the Securities and Exchange Commission are incorporated in this prospectus by reference:


      (1) Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999;

      (2)   Quarterly Report on Form 10-QSB for the quarter ended March 31,
            2000;

      (3) Quarterly Report on Form 10-QSB for the quarter ended June 30, 2000 and Quarterly Report as amended, on Form 10-QSB/A for that quarter both as filed on August 14, 2000;

      (4) Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000; and

      (5)   Each document filed after the date of this prospectus pursuant to
            Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act but before this offering terminates is incorporated in this prospectus by reference and is to be treated as part of this prospectus from the date it was filed. Any statement contained in a document incorporated or deemed to be incorporated in this prospectus by reference is modified or superseded to the extent that a statement contained in this prospectus or in any other subsequently filed document which is incorporated in this prospectus by reference modifies or supersedes such statement.


      Upon written or oral request, we will provide, without charge, each person to whom a copy of this prospectus is delivered, a copy of any document incorporated by reference in this prospectus (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Milestone Scientific Inc., 220 South Orange Avenue, Livingston Corporate Park, Livingston, New Jersey 07039, (973) 716-0087
Attention: Thomas Stuckey, Chief Financial Officer.

                                    MILESTONE


      We develop, manufacture, market and sell equipment and related disposable or consumable items and other products for use primarily by the dental practitioner. Our products focus on practitioner efficiency, patient comfort, and infection control. Our principal product is the The Wand(R), a computer controlled "painless" injection system enabling the practitioner to more quickly and effectively anesthetize patients in dental applications, which we introduced at the Fall 1997 American Dental Association Trade Show. We began selling equipment units of The Wand(R) and an initial supply of disposables in January 1998. The Wand(R) was originally sold in the U.S. and Canada through major distributors of dental products. In September 1999 we began selling The Wand(R) and its disposable handpieces directly to dentists in the United States.


      We were organized in August 1989 under the laws of Delaware. Our principal executive office is located at 220 South Orange Avenue, Livingston Corporate Park, Livingston, New Jersey 07039, telephone number (973) 716-0087.

                                  RISK FACTORS

      You should carefully consider the risk factors described below, as well as other information appearing in this prospectus or incorporated by reference, before purchasing shares of our common stock.

      The following factors may affect the growth and profitability of Milestone and should be considered by any prospective purchaser of Milestone's securities:

       Continuing losses may exhaust our capital resources and force us to terminate operations. We are currently losing money and, based on our history, there is significant risk that losses will continue. Since our operations commenced in November 1995, we have had losses for each year, including a loss of approximately $7.0 million for 1999. At December 31, 1999 we had an accumulated deficit of approximately $27.8 million. If we continue to incur losses we may exhaust our capital resources. In that case, unless we raise additional capital we may be force to terminate or curtail operations.


      We cannot become successful unless we gain greater market acceptance for The Wand(R). We cannot become successful unless dentists in larger numbers buy The Wand(R) and use it to administer oral anesthesia. This depends, in large part, upon our ability to educate dentists and other health care providers of the distinctive characteristics and benefits of The Wand(R) and will require substantial marketing efforts and expense. Even though a total of approximately 10,500 equipment units have been sold in the domestic market during 1998 and 1999 less than 950,000 and 1,450,000 disposable handpieces were sold, reflecting a low level of usage of The Wand(R). We cannot assure you that The Wand(R) will be accepted by the market.

      We need additional capital to expand marketing efforts and develop a medical product. Our capital requirements continue to be significant and, unless we borrow funds or sell equity securities, we will be forced to curtail or further reduce our activities. We have no agreement for future additional financing. We cannot assure you that any sources of additional financing will be available on acceptable terms, or at all. To the extent that any future financing involves the sale of our equity securities, the ownership interest of our stockholders could be substantially diluted.

      Our limited domestic distribution channel must be expanded for us to become successful. Revenue growth depends on our ability to expand marketing efforts for The Wand(R). Until September 1999 we relied, primarily, on independent dental distributors to sell The Wand(R) domestically and internationally. Since then we have sought to build a domestic sales force, but its efforts in marketing The Wand(R) remain quite limited. To increase marketing of The Wand(R) with our own sales force, that sales force will require substantial expansion and we will incur significant up-front expense. We cannot assure you that we will be able to hire and retain our own adequate sales force or that such force will be able to successfully market and sell The Wand(R).

      We may be unable to protect our patents and intellectual property because of our limited capital resources. We hold U.S. patents applicable to The Wand(R). We rely on a combination of patents, trademarks and nondisclosure agreements to protect our intellectual property rights. Unauthorized parties may attempt to reverse engineer, copy, or obtain and use our products and other information we regard as proprietary. We may have to initiate lawsuits to protect our intellectual property rights. These lawsuits are costly and divert management's time and effort away from our business with no guarantee of success. Our failure to protect our proprietary rights or the expense of doing so could have a materially adverse effect on our operating results and financial condition. Also, although we are not involved in any litigation involving our intellectual property and we have not received any claims of infringement, it is possible that our products may infringe on patent or proprietary rights of others. If that happens we may have to modify our products or obtain a license. We cannot assure you that we will be able to do so in a timely manner, upon acceptable terms and conditions, or at all.


      Our terminable relationships with key manufacturers could disrupt critical supplies. We have informal terminable arrangements with the manufacturers of The Wand(R) equipment units, Tricor Systems, Inc., and handpieces, NYPRO, Inc. Termination of the manufacturing relationship with either of these manufacturers could significantly and adversely affect our ability to produce and sell our products. Though alternate sources of supply exist and new manufacturing relationships could be established, we would need to recover our existing tools or have new tools produced. Establishing of new manufacturing relationships could involve significant expense and delay. Any curtailment or interruptions of the supply, whether or not as a result oftermination of the relationship, would increase our losses or, if we have become profitable, reduce our profits.




      Possible product liability claims could impair our resources jeopardize our viability. We could be subject to claims for personal injury from the use of our dental and medical products, although we have never been sued for personal injury claims. We have liability insurance in the aggregate amount of $2,000,000 with a per-occurrence limit of $1,000,000 which we believe is adequate, although we cannot assure you that the insurance coverage will be sufficient to pay such claims should they be made. A partially or completely uninsured claim, if successful and of significant magnitude, could jeopardize our viability.

      Limitation of Director Liability May Prevent Milestone's Recovery Of Damages From Its Directors. Our Certificate of Incorporation provides that our directors are not personally liable to us or any of our stockholders for monetary damages for breach of the fiduciary duty of care as a director, including breaches which constitute gross negligence, subject to the limitations imposed by the Delaware General Corporation Law. Thus, in some instances, neither we nor our stockholders can recover damages even if directors take actions which harm us. See "Provisions of our Certificate of Incorporation - Limitation of Director Liability, Indemnification."


      We need FDA clearance to introduce new variants of The Wand(R) for use in medicine. New variants of The Wand(R) for medical use will require rigorous and expensive pre-clinical and clinical testing and FDA approval before they can be marketed. These processes can take a number of years. The time required for completing testing and obtaining approval may be lengthy, and FDA approval may never be obtained. Similar delays may also be encountered in other countries. Later discovery of previously unknown problems with a product, manufacturer, or facility may result in restrictions on such product or manufacturer, including fines, delays or suspensions of regulatory clearances, seizures or recalls of products, operating restrictions and criminal prosecution and could have a materially adverse effect on us.

      Our presence in a highly competitive industry reduces our chances of success. We face intense competition from many companies in the medical and dental device industry, including well-established academic institutions possessing substantially greater financial, marketing, personnel, and other resources. Most of our competitors have established reputations, stemming from their success in the development, sale, and service of competing dental products. Further, our ability to compete successfully, requires that we establish an effective distribution network. We cannot assure you that we can compete successfully.

      Technological changes and new products may make our product obsolete. New or enhanced products may contain features that render our products less marketable, or even obsolete. Therefore, we must devote substantial efforts and financial resources to enhance our existing products, to bring our products to market quickly, and to develop new products for related markets. Our industry is characterized by rapid technological change and research. We cannot assure you that we can successfully enhance our existing products or develop new products to compete with new products introduced into our market.

                           FORWARD LOOKING STATEMENTS

      This prospectus contains forward-looking statements based on current expectations, assumptions, estimates and projections about us and the industry in which we operate. We use words such as plan, believes, expects, future, intends and similar expressions to identify forward-looking statements. These forward-looking statements involve numerous risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of factors more fully described elsewhere in this prospectus. We undertake no obligation to update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.


                                 USE OF PROCEEDS


      All shares of our common stock offered by this prospectus are being registered for the account of the selling stockholders. We will not receive any of the proceeds from the sale of these shares. The shares offered by this prospectus include 142,857 shares underlying warrants to purchase those shares at prices ranging from $1.75 per share in the first year to $7.00 per share in the fifth year after issuance and 70,000 shares underlying warrants to purchase those shares at a price of $3.00 per share . Assuming the exercise of all of the first class of warrants at $1.75 per share and the second class at $3.00 per share, we would receive proceeds of approximately $460,000, which we would use for additional working capital.


                            SELLING SECURITY HOLDERS


      The following table sets forth the information as to the ownership of our common stock by the selling stockholders on September 30, 2000. Unless otherwise indicated, it is assumed that each selling stockholder listed below possesses sole voting and investment power with respect to the shares owned as of such date by the selling stockholder, including those issuable upon exercise of the warrants. In addition, unless otherwise indicated, none of the selling stockholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

                                                                                 Shares to be     Percentage of
                                 Shares Owned               Number of                   Owned      Common Stock
                                   Before the             Shares that               After the       Owned After
  Selling Stockholder                Offering             May Be Sold                Offering      The Offering
  -------------------                --------             -----------                --------      ------------
Cumberland Partners                 1,330,770  (1)(2)(3)      965,970  (1)(2)(3)      364,800          3.4%
Longview Partners                     207,250  (1)(2)(3)      105,050  (1)(2)(3)      102,200          *
Longview Partners B,L.P               167,103  (1)(2)(3)      138,603  (1)(2)(3)       28,500          *
Longview Partners C,L.P                63,901  (1)(2)(3)       50,401  (1)(2)(3)       13,500          *
K. Tucker Andersen                    320,555  (1)(2)(3)      289,555  (1)(2)(3)       31,000          *
Morse, Zelnick Rose
   and Lander LLP(5)                  487,035  (1)(2)(3)       14,286  (2)(3)         472,749          4.4%
Leonard Osser(6)                    2,301,936  (1)(2)(3)      240,875  (1)(2)(3)    2,061,061         19.3%
Mitchell G. Kuhn(7)                    23,943  (2)(3)           7,143  (2)(3)          16,800          *
Strategic Restructuring
Partnership LP                        203,571  (1)(2)(3)      203,571  (1)(2)(3)            0          0
Daniel Burack                          45,643  (2)(3)           7,143  (2)(3)          38,500          *
Ed Schwarz and Sarah Jane Jelin        52,318  (2)(3)(9)        7,143  (2)(3)          45,175          *
Jay Nelson                              5,714  (2)(3)           5,714  (2)(3)               0          0
David Birkenruth                        8,243  (2)(3)           7,143  (2)(3)           1,100          *
Tricor Systems Incorporated(8)          3,571  (2)(3)           3,571  (2)(3)               0          0
Keith Michael Jereb                     1,428  (2)(3)           1,428  (2)(3)               0          0
Ronald Spinello                        80,000  (4)             80,000  (4)                  0          0
Glenn Spinello                          8,000  (4)              8,000  (4)                  0          0



*     Less than 1%

(1) Includes shares issued upon full satisfaction and conversion of the 3% convertible notes at a price of $1.25 per share.

(2) Includes shares issuable upon exercise of Milestone's Warrants exercisable at prices ranging from $1.75 to $7.00 per share.

(3) Excludes an undetermined number of shares (estimated for purposes of the prospectus at an aggregate of 50,000 shares) that may be issued by Milestone to the selling stockholders as payment of interest on the 10% Senior Secured Promissory Notes and may be sold by the selling stockholders pursuant to this prospectus.
(4)   Includes shares issued upon settlement of litigation with Milestone.

(5)   Morse, Zelnick, Rose and Lander LLP is corporate counsel to Milestone.

(6)   Leonard Osser is Milestone's Chairman and Chief Executive Officer.
(7)   Mitchell Kuhn is Milestone's President and Chief Operating Officer.
(8)   Tricor Systems Incorporated is a supplier of Milestone.
(9) Includes 24,428 shares held separately by Ed Schwarz, 5,200 shares held by Ed Schwarz' IRA's, 1,250 shares held by Ed Schwarz 1992 Family Trust and 14,297 held separately by Ed Schwarz's wife, Sarah Jane Jelin.
(10) Includes 11,000 shares which are owned by Mr. Andersen's wife and children and as to which Mr. Andersen disclaims beneficial ownership.

                              PLAN OF DISTRIBUTION


      Sales of the shares of our common stock covered by this prospectus may be effected from time to time in transactions (which may include block transactions) on the American Stock Exchange (or other markets on which shares of our common stock are then traded), in negotiated transactions, through put or call option transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. None of the selling stockholders has entered into agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. The selling stockholders may effect transactions by selling their shares directly to purchasers or through broker-dealers, who may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agents, or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders and any broker-dealers who act in connection with the sale of the shares might be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933 and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling stockholder against a number of liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer who participates in transactions involving sales of the securities against the liabilities, including liabilities arising under the Securities Act. As used herein, "selling stockholders" includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus.

      Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of such Rule.


      We have agreed to keep the registration statement, of which this prospectus is a part, effective until all the shares covered by this prospectus are sold or can be sold freely under an appropriate exemption from the securities laws of the United States and the states, without limitation.


      In order to comply with the applicable state securities laws, the shares covered by this prospectus will be offered or sold through registered or licensed brokers or dealers in those states. In addition, in a number of states the shares may not be offered or sold unless they have been registered or qualified for sale in such states, or an exemption from such registration or qualification requirement is available and such offering or sale is in compliance therewith.


      Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the shares may not simultaneously engage in market making activities with respect to such securities for a period beginning when such person becomes a distribution participant and ending upon such person's completion of participation in a distribution, including stabilization activities in the common stock to effect syndicate covering transactions, to impose penalty bids or to effect passive market making bids. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rule 10b-5 and, insofar as the selling stockholders are distribution participants, Regulation M and Rules 100, 101, 102,

103, 104 and 105 thereof, all of which may affect the marketability of the shares covered by this prospectus.

      We will pay all of the expenses relating to the registration of the shares covered by this prospectus except for selling commissions. These expenses are estimated at $35,000.

                               RECENT DEVELOPMENTS

Acceptance of The Wand


      Based on our belief that The Wand(R) is a major advance in dentistry and may ultimately become the accepted method for delivering local dental anesthesia, we continue to take steps aimed at growing and strengthening the end user base, thereby gaining greater acceptance of The Wand(R) and translating to increased revenue through higher disposable handpiece usage. On October 1, 1999, we began selling the Wand(R) disposable handpieces and dental needles directly to dentists in the United States. We also began offering quantity discounts on disposable handpieces and dental needles under monthly buying programs. During the six months ended June 30, 2000, we increased our sales force and customer service staff to handle its new sales programs. Further, we continue to

      o provide assistance to dental and dental hygiene schools which include The Wand(R)in their curriculum;
      o visit, obtain feedback and provide further support to current Wand(R) users;
      o distribute The Wand(R) technique videos and technical bulletins to its current users;
      o     sell additional units to current Wand(R) users and
      o     develop its market overseas.

      Sales of units and handpieces in the six months ended June 30, 2000 were $2,933,798 compared to $1,534,154 in the same period in 1999. Increased sales reflect increasing acceptance of The Wand(R) in both domestic and foreign markets. For example, sales of The Wand(R) units in Canada are expected to more than quadruple in the current year from a base of 19 units in 1999. Further, returns are more than 50% below where they were last year.


Private Offerings


      In January 31, 2000 we sold, at face amount, $1 million principal amount, of our 10% Senior Secured Promissory Notes due June 30, 2001 and five-year warrants to purchase an aggregate amount of 142,857 shares of our common stock, par value $0.01. At its option, Milestone may pay interest on the 10% senior secured promissory Notes in shares of its common stock and this prospectus also covers the resale of an estimated 50,000 shares of common stock payable as such interest, assuming that future market prices used in determining the number of shares issued for such purpose are at current levels. In addition, our 3% senior convertible notes were converted into 1,800,000 shares of our common stock in full payment and satisfaction of the $2,250,000 face amount thereof.

      Since the end of the first quarter of this year we have operated with less than adequate working capital. At June 30, 2000, we had $48,938 in cash and negative working capital of $538,807. Several steps have been taken to improve liquidity and meet our working capital needs:


      o In April 2000, Leonard Osser, Chairman and CEO, agreed to provide the following financing to Milestone:
            o a $200,000 line of credit under which funds can be borrowed until December 31, 2000 with a maturity of February 1, 2001.
                  Borrowed funds bear interest at a 9% annual interest rate;
            o     guarantees that sales in 2000 to two foreign countries through two specified distributors will be paid in full within 90
                  days, pursuant to which he has paid Milestone $50,584 through September 30, 2000;
            o the option, should the line of credit be insufficient, to defer payment of his full salary until January 3, 2001; and
            o A deferral of all interest and principal payments, until January 3, 2001, on $250,000 face amount of 10% Senior Secured Promissory Notes which he holds.


      o     In July 2000, we borrowed the $200,000 under this line of credit.

      o On June 19, 2000, Mr. Osser remitted $50,584 to us, pursuant to his distributor payment guarantee.

      o In April 2000, Stephen A. Zelnick, a director and holder of $50,000 face amount of 10% Senior Secured Promissory Notes, agreed to defer all interest and principal payments, until January 3, 2001


      o On July 31, 2000, we borrowed $500,000 from K. Tucker Andersen, a major existing investor, who also provided an additional $500,000 line of credit pursuant to a purchase and line of credit agreement dated as of July 31, 2000. The $500,000 loan is due on June 30, 2003 and any additional loans under the line of credit are due December 31, 2003. The initial loan and any additional loans bear interest at 8% per annum. The investor received warrants for 70,000 shares exercisable $3.00 per share, the fair market value of a share on the date of grant, and will receive warrants for an additional 20,000 shares, exercisable at the fair market value of the shares at the time the warrant is issued, for each additional $100,000 borrowed under the line of credit. At our option, we can force conversion of $300,000 of the initial loan into equity in connection with defined future financings at the same price and on substantially similar payment terms as used in the future financing. If we exercise this option, then the number of shares to be issued will be determined by dividing $300,000 by the price per share paid by the investors in that future financing.

      o In August 2000, we borrowed $1,000,000 from two funds managed by Cumberland Associates, LLC, a fund manager and major existing investor, pursuant to a 2-year secured loan, bearing interest at 20% per year and payable in cash or through the issuance of additional 20% notes on which both interest and principal are payable at the maturity of the 2-year secured loan. The loan is prepayable in cash at any time and is prepayable, with accrued interest, in Milestone common stock after March 31, 2001. Stock issued in payment of this debt will be valued at 85% of then market prices.

      In addition, we continue to explore other equity and debt financings and are currently holding discussions with several additional potential investors. However, there can be no assurances that any of the financings now under discussion, or the unconsummated portion of the financings specifically described above, will be consummated. We believe our current capital resources are sufficient to meet our needs for the next 12 months. Thereafter, unless one or more of these or other financings is consummated, or we are able to generate sufficient positive cash flow from operations, we may be unable to pay our obligations as they mature. Failure to do so could force us to scale back or discontinue operations.


Registration Rights




      We agreed to register the re-offer and re-sale of the shares of our common stock underlying the warrants, the shares reserved for issuance as payment of interest on the 10% senior secured promissory notes, the shares issued upon conversion and in full payment and satisfaction of the 3% senior convertible notes, the shares issued as part of the settlement of the Spinello litigation (described below), and the shares issued in payment of interest on the 3% senior convertible notes by filing the registration statements of which this prospectus is a part under the Securities Act and the securities laws of the states. We agreed to pay all the expenses and fees incurred in connection with the preparation, filing and modification or amendment of the registration statements.


Legal Proceedings



   Spinello Lawsuits


      On March 26, 1997, Milestone and Spintech commenced legal action in the United States District Court of New Jersey against Ronald Spinello, DDS, former Chairman and Director of Research of Spintech. In the complaint, plaintiffs sought recovery of compensatory and punitive damages for extortion and tortuous interference with existing and prospective contract and business relationships, a declaratory judgment that Dr. Spinello has no personal rights to certain technology developed while he was employed as Director of Research of Spintech relating to the design and production of ancillary components of its computer controlled local anesthetic delivery system, a declaratory judgment that plaintiffs have not breached Dr. Spinello's employment agreement or the agreement for the initial purchase by Milestone of a 65% equity interest in Spintech and injunctive relief. On May 21, 1997, Dr. Spinello filed an answer and counterclaim.


      As a result of various pretrial motions, the only claims remaining in the litigation with Dr. Spinello were Milestone's claims against Dr. Spinello and Dr. Spinello's counterclaim for unpaid salary for the period subsequent to his alleged wrongful termination, and a portion of his indemnification claim against Spintech.


      In January 2000, prior to trial, Milestone settled its previously pending lawsuits with Dr. Spinello DDS, and former Chairman and Director of Research of Spintech, and Glenn Spinello in the United States District Court of New Jersey and in the Court of Common Pleas, York County Pennsylvania, respectively. As part of the settlement, Dr. Spinello and Glenn Spinello, each conveyed to Milestone all of their equity interests in Spintech. Additionally, Dr. Spinello assigned to Milestone any rights which he had to technology relating to The Wand(R) handpiece or technology developed while he was employed at Spintech and agreed to cooperate in filing and to assign to Milestone any future patent applications covering that technology. In return for the conveyance of Spintech equity, the assignment of technology, and the resolution of all disputes between the parties, including the discontinuance with prejudice of all legal actions, Milestone paid $25,000 to Dr. Spinello and issued to him 80,000 shares (with a market value of approximately $80,000 at the time agreement was reached) and issued 8,000 shares to Glenn Spinello. Glenn Spinello, Ronald Spinello's son, was the controller and a director of Spintech, prior to April 1997. Spintech is now a more than 75% owned subsidiary of Milestone.


   Class Action Lawsuit


      In June 2000, the previously pending class action lawsuit in the United States District Court of New Jersey was dismissed by the Court, with prejudice, for failure to state a claim. No appeal was filed by the plaintiff prior to the expiration of the time for filing such an appeal.

   Derivative Action Lawsuit

      In August 2000, the previously pending derivative action in the Court of Chancery of the State of Delaware in Newcastle County, was dismissed upon application by the plaintiff and approved by the Court. The dismissal was without cost or expense to any party.

                 PROVISIONS OF OUR CERTIFICATE OF INCORPORATION

Limitation of Director Liability; Indemnification

      Our Certificate of Incorporation provides that a director will not be personally liable to us or to our stockholders for monetary damages for breach of the fiduciary duty of care as a director, including breaches which constitute gross negligence. This provision does not eliminate or limit the liability of a director:

      o for breach of his or her duty of loyalty to us or to our stockholders,

      o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

      o under Section 174 of the Delaware General Corporation Law (relating to unlawful payments or dividends or unlawful stock repurchases or redemptions),


      o     for any improper benefit, or


      o for breaches of a director's responsibilities under the Federal securities laws.

      Our Certificate of Incorporation also provides that we indemnify and hold harmless each of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law, against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith.

Section 203 of Delaware General Corporation Law

      Section 203 of the Delaware General Corporation Law prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved in a prescribed manner. As a result, potential acquirors may be discouraged from attempting to effect acquisition transactions with us thereby possibly depriving our stockholders of opportunities to sell or otherwise dispose of their securities at above-market prices pursuant to such transactions.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to our Certificate of Incorporation, Bylaws and the Delaware General Corporation Law, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

                                  LEGAL MATTERS

      Morse, Zelnick, Rose & Lander, LLP, 450 Park Avenue, New York, New York 10022 will deliver an opinion that the issuance of the shares covered by this prospectus has been approved by our Board of Directors and that such shares, when issued, will be fully paid and non-assessable under Delaware law. Members of and counsel to Morse, Zelnick, Rose & Lander, LLP own, in the aggregate, the following securities: 168,083 shares of our common stock; options or warrants to purchase 152,286 shares of our common stock, all of which are currently exercisable; and warrants to purchase 83,333 units, each unit consisting of one share of our common stock and a warrant to purchase one share of our common stock.

                                     EXPERTS


      Our financial statements for the year ended December 31, 1999, incorporated in this prospectus by reference to the Form 10-KSB, have been so incorporated in reliance on the report of Grant Thornton LLP, independent accountants, given on the authority of such firms as experts in accounting and auditing.

                    ========================================

                                2,127,873 Shares
                                  Common Stock

                            MILESTONE SCIENTIFIC INC.

                                   ----------

                                   PROSPECTUS

                                   ----------

                               November ___, 2000

                    =========================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution


      Expenses in connection with the issuance and distribution of the securities being registered hereunder, other than underwriting commissions and expenses, are estimated below. The selling stockholders will not pay any of these expenses.


SEC Registration Fee ..................................               $ 1,439.51
Printing expenses .....................................               $ 2,500.00
Accounting fees and expenses ..........................               $10,000.00
Legal fees and expenses ...............................               $15,000.00
Miscellaneous expenses ................................               $ 6,060.49
                                                                      ----------

     Total ............................................               $35,000.00

Item 15. Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law grants to Milestone the power to indemnify the officers and directors of Milestone, under the circumstances and subject to the conditions and limitations as stated therein, against all expenses and liabilities incurred by or imposed upon them as a result of suits brought against them as such officers and directors if they act in good faith and in a manner they reasonably believe to be in or not opposed to the best interests of Milestone and, with respect to any criminal action or proceeding, have no reasonable cause to believe their conduct was unlawful.

      Milestone's certificate of incorporation provides as follows:

      "NINTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

      TENTH: (a) Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the General Corporation Law requires, the payment of such expenses incurred by a director or officer (in his or her capacity as a director or officer and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

      (b) Right of Claimant to Bring Suit. If a claim under paragraph (a) of this Section is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard or conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

      (c) Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

      (d) Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the

Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law."

Item 16. Exhibits

Exhibit No.             Description
-----------             -----------

4.1                     Specimen Stock Certificate*

4.2                     Form of Purchase Agreement dated March 2, 1999**

4.3                     Form of 3% Senior Convertible Note dated March 2, 1999**

4.4                     Form of Registration Rights Agreement dated March 2,
                        1999**

4.5                     Form of Purchase Agreement dated January 31, 2000***

4.6                     Form of Registration Rights Agreement dated January 31,
                        2000***

4.7                     Form of Security Agreement dated January 31, 2000***

4.8 Form of Agreement to convert 3% Senior convertible notes dated January 31, 2000***

4.9                     Form of Warrant dated January 31, 2000***


4.10                    Form of 10% Senior Promissory Note dated January 31,
                        2000***

4.11                    $200,000 8% Secured Promissory Note dated July 31, 2000

4.12                    $300,000 8% Secured Promissory Note dated July 31, 2000

4.13                    Warrant dated July 31, 2000

4.14                    Form of 20% Secured Promissory Note dated August 28,
                        2000

5.1 Opinion of Morse, Zelnick, Rose & Lander, LLP as to legality of the securities being registered

10.1                    Purchase and Line of Credit Agreement dated July 31,
                        2000.

10.2                    Purchase Agreement dated August 25, 2000.


23.1                    Consent of Grant Thornton LLP

23.2 Consent of Morse, Zelnick, Rose & Lander, LLP (included in Exhibit 5.1)

24.1                    Power of Attorney (included in signature page)

----------


* Incorporated by reference to Milestone's registration statement on Form SB-2 No. 33-92324.
** Previously filed with Milestone's registration statement on Form S-3, No. 333-76497.
***   Previously filed with this registration statement.


Item 17. Undertakings

      A. The undersigned Registrant hereby undertakes to:


      (1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any additional or changed material information on the plan of distribution.

      (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.


      (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

      B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


      In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in Act and will be governed by the final adjudication of such issue.

      C. The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in New York, New York on the 22nd day of November, 2000.


                                        MILESTONE SCIENTIFIC INC.


                                        By: /s/ Leonard Osser
                                            ------------------------------------
                                            Chairman and Chief Executive Officer

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Leonard Osser, Stephen A. Zelnick, or either one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.


      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on November 22, 2000.


Signatures                                  Title
----------                                  -----

/s/ Leonard Osser*                          Chairman and Chief Executive Officer
------------------
Leonard Osser

/s/ Thomas Stuckey*                         Chief Financial Officer
-------------------
Thomas Stuckey

/s/ Mitchell Kuhn*                          Director
------------------
Mitchell Kuhn

/s/ Stephen A. Zelnick*                     Director
-----------------------
Stephen A. Zelnick

/s/ Paul Gregory*                           Director
-----------------
Paul Gregory

/s/ Louis I. Margolis*                      Director
----------------------
Louis I. Margolis

/s/ Leonard M. Schiller*                    Director
------------------------
Leonard M. Schiller

/s/ Daniel R. Martin*                       Director
---------------------
Daniel R. Martin

* By:   /s/ Stephen A. Zelnick
        ----------------------
            Stephen A. Zelnick
            Attorney-in-Fact